October 15, 2024

VIA EDGAR TRANSMISSION

Seamus O’Brien, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. O’Brien:

On August 9, 2024, the Registrant, on behalf of its proposed series, FM Cash Flow Equity ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on September 24, 2024, you provided comments to the amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

General

Comment 1: The Staff notes that a portion of the registration statement is incomplete. Please complete all the bracketed information and update the tables of contents prior to effectiveness.

Response: The Registrant confirms that a completed and updated registration statement will be filed prior to effectiveness.

Comment 2: Please supplementally confirm that, prior to effectiveness, the Registrant will contact the Division’s Analytics Office or Chief Counsel’s Office to coordinate reporting requirements of the Fund as a non-transparent ETF. The contact for the Chief Counsel’s Office is Chris Carlson at carlsonch@sec.gov or Deepak Pai at paid@sec.gov.

Response: The Registrant so confirms.

Prospectus

Fee Table

Comment 3: Please supplementally confirm that the Fund’s adviser will not have the ability to recoup the expenses identified in the footnote to the fee table. Additionally, please confirm if the Registrant’s board of trustees has adopted a Rule 12b-1 Plan for the Fund. If so, please add additional disclosure stating that the Fund currently does not charge a Rule 12b-1 fee but may do so in the future. Alternatively, please delete the line item in the fee table that references Rule 12b-1 fees.

Zeynep.Kart@ThompsonHine.com Direct: 614.469.3215

Seamus O'Brien
October 15, 2024

Response: The Registrant confirms that the Fund’s adviser will not have the ability to recoup the expenses identified in the footnote to the fee table. The Registrant further confirms that the board of trustees adopted an ETF Distribution Plan pursuant to Rule 12b-1 on behalf of the Fund. The Registrant has disclosed that the Fund does not currently charge a Rule 12-b1 fee, but reserves the right to do so in the future, on page 16 of the Prospectus under the heading “Distribution and Service Plan.” The Registrant does not believe Form N-1A permits it to put such disclosure in a footnote to the fee table.

Principal Investment Strategies

Comment 4: Please revise the second sentence of the second paragraph to “80% of its total assets”.

Response: The Registrant has amended its disclosures accordingly.

Comment 5: The Staff notes that Rule 2a-7(b)(2) of the Investment Company Act of 1940, as amended, (the “Act”) states that it shall constitute use of a materially deceptive or misleading name or title within the meaning of Rule 35(d) of the Act for a fund to use the term “money market” in its name or use a name that suggest that it is a money market fund unless it complies with requirements of Rule 2a-7. Rule 2a-7(b)(3) goes on to list specific terms that are prohibited for funds other than money market funds, such as “cash,” “liquid,” “money,” “ready assets” or similar terms. The Staff notes that the Fund’s investment strategy emphasizes investments in companies that generate free cash flow but please supplementally explain why the Fund’s name is not materially deceptive or misleading.

Response: The Registrant has given the Staff’s position careful consideration and respectfully disagrees that the Fund’s name is materially deceptive or misleading because it uses “cash” in its name. The Registrant notes that the genesis for Rule 2a-7(b) was to prevent funds from suggesting that they are a money market fund or the equivalent of a money market fund. Indeed, if the Fund were named the “FM Cash ETF,” it would run afoul of Rule 2a-7(b)(3).

The Registrant believes that Rule 2a-7(b)(3) should not be read so myopically, and that “cash” should not be viewed in isolation but rather in the context of the Fund’s full name. “Cash flow” is commonly understood in the industry to refer to the net cash transferred into and out of a company. When viewed holistically and in its proper context, then, there could be no doubt that the “FM Cash Flow Equity ETF” is not a money market fund. Therefore, the concern that Rule 2a-7(b) is seeking to address is not even at issue. In addition, there are several other ETFs that have the term “cash” in its name, but similarly do not connote an investment in a money market fund (e.g., Invesco Nasdaq Free Cash Flow Achievers ETF and Pacer US Cash Cows 100 ETF).

Nevertheless, the Registrant has agreed to change the Fund’s name to “FM Compounders Equity ETF”.

Seamus O'Brien
October 15, 2024

Comment 6: Please clarify the following disclosures in the first sentence of the third paragraph:

(a)	Please address what is used to determine whether a company “earns higher than average returns on capital”;
(b)	Please explain how a company can “treat shareholders like partners”; and
(c)	Please disclose what is used to determine whether a company is reinvesting cash flows “at above-average rates of return.”

Response: The Registrant has amended the first sentence of the third paragraph to state the following:

The Adviser is focused on companies that it expects to generate free cash flow and that it believes to possess durable competitive advantages; earn higher than average (among its peers) returns on capital; led by management teams that are economically aligned with ~~treat~~ shareholders ~~like partners~~; and have opportunities to reinvest excess cash flows at above-average rates of return compared to its peers (returns are measured by “Return on Invested Capital”(ROIC) or “Return on Capital Employed” (ROCE)).

While potential investments will primarily encompass ~~include: (1)~~ compounders (i.e., highly resilient businesses that reliably generate and compound free cash flow), ~~(2)~~ they may also include undervalued businesses (companies, often out of favor, that the Adviser believes are undervalued relative to their earnings power, cash flow, and/or tangible assets), and/or ~~(3)~~ special situations (companies undergoing restructuring, refinancing, management changes, and/or comparable corporate actions that cause temporary disconnects between the share price and what the Adviser believes to be the company’s intrinsic value and potential cash flow). In many instances, the Adviser has found that an investment that originated as an undervalued or special situation turns out to be a compounder.

Comment 7: Please review the disclosure of the list of potential investments in the third paragraph in light of the Fund’s name and investment strategies, which emphasizes free cash flows. The Staff notes that items (2) and (3) are not tied to cash flows. Additionally, please explain if items (2) and (3) can be the sole consideration for the adviser. Please revise the disclosures as needed.

Response: At the outset, the Registrant refers to its response to Comment 5 and states that the Fund’s name no longer emphasizes cash flows. The Registrant notes that Fund discloses that it may invest in companies that are undervalued “relative to their . . . cash flow” which ties item (2) to cash flow and further refers to its response to Comment 6.

Seamus O'Brien
October 15, 2024

The Registrant observes that the use of “and/or” in the in the last sentence of the third paragraph sufficiently discloses that items (2) and (3) may sometimes be the adviser’s sole consideration.

Comment 8: Please clarify item (2) in the fourth paragraph to explain how the parenthetical relates to “solid industry and business quality.”

Response: The Registrant has amended its disclosure to state the following:

. . . (2) solid industry and business quality by conducting ~~(including~~ an assessment to exclude those companies facing significant ~~of the~~ potential drivers and threats to the durability of their competitive advantage and long-term growth prospects~~)~~, .. . .

Comment 9: Please reconcile item (2) in the fifth paragraph stating that the adviser will sell a security when “a portfolio company’s long-term earnings and reinvestment prospects deteriorate” with item (1) in the fourth paragraph stating that the adviser focuses on companies with an “attractive expected return over a three-plus year period.”

Response: The Registrant has given thoughtful consideration to the Staff’s comment and respectfully disagrees that the cited statements are inconsistent and declines to amend its disclosures. The disclosure confirms that the adviser chooses investments with an attractive expected return over a three-year period, but will sell a security if it no longer meets such criteria because its long-term earnings and reinvestment prospects deteriorate.

Comment 10: While the principal risk section and the SAI states that the Fund only discloses its portfolio holdings quarterly, rather than daily, the principal investment strategies section does not include these disclosures. Please include the same disclosures in this section.

Response: The Registrant has added the following disclosure as the last sentence of the seventh paragraph:

Additionally, the Fund files its portfolio holdings with the SEC quarterly, and provides a VIIV, calculated and disseminated every second throughout the trading day.

Principal Investment Risks

Comment 11: To the extent certain investments and risks, such as the “Depositary Receipts Risk” disclosure, are not principal, please include the disclosures in the appropriate section of the registration statement outside of the summary prospectus or add corresponding disclosures in the principal investment strategies section.

Seamus O'Brien
October 15, 2024

Response: The Registrant has deleted the Fund’s disclosure of “Depositary Receipts Risk” and “Foreign Investment Risk.”

Comment 12: In the “Early Close/Trading Halt Risk” disclosure, please include disclosure to the effect that there may be other instances that require a trading halt specific to the VIIV. For instance, if there is a discrepancy or sufficient magnitude in the Fund’s VIIV valuation, the adviser will request the listing exchange to halt trading. If such disclosure is included elsewhere, please state so.

Response: The Registrant confirms that the requested disclosure is included in the sixth paragraph under the “Intrinsic Value” sub-heading under the “How to Buy and Sell Shares” heading on page 15 of the Prospectus.

Comment 13: Please confirm that Fund’s investments in foreign securities, as noted in the “Foreign Investments Risk” disclosure, will be consistent with the terms of the Registrant’s exemptive order.

Response: The Registrant refers to its response to Comment 11.

Comment 14: Please consider including risk disclosures regarding small and medium capitalization companies because the principal investment strategies state that the Fund “holds common stock of any market capitalization.”

Response: The Registrant notes it already discloses “Small and Medium Capitalization Stock Risk” in the Fund’s prospectus but will rename it “Small and Medium Capitalization Companies Risk” to be consistent with its disclosure of “Large Capitalization Companies Risk.”

Statement of Additional Information

Comment 15: Please reconcile the third to last sentence in the paragraph under the “ActiveShares Methodology” heading on page 2 that “[t]he Fund will not borrow for investment purposes” with the second restriction under the “Investment Restrictions” heading on page 7 that the Fund may “[b]orrow money” in limited circumstances. Please clarify in the Fund’s investment restrictions that the Fund will not borrow for investment purposes.

Response: The Registrant has amended its investment restrictions to state as follows:

Seamus O'Brien
October 15, 2024

Borrow money for investment purposes~~, except (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund; or (b) from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund’s total assets at the time when the borrowing is made. This limitation does not preclude the Fund from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of the Fund pursuant to reverse repurchase transactions;~~

Part C

Comment 16: Please confirm the name and location of the AP Representative Agreement. Please confirm that the agreement will be included as an exhibit to the registration statement.

Response: The Registrant confirms that the agreement will be filed as an exhibit to the registration statement under “Other Material Contracts.”

If you have any questions, please call Philip Sineneng at (614) 469-3217 or the undersigned at (614) 469-3215.

Very truly yours,

/s/ Zeynep Kart

Zeynep Kart

cc:	JoAnn M. Strasser

Bibb L. Strench